LAW OFFICES
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION

FIRST TENNESSEE BUILDING
165 MADISON AVENUE
SUITE 2000
MEMPHIS, TENNESSEE 38103
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(901) 526-2000
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FACSIMILE
(901) 577-2303

Richard F. Mattern
Direct Dial: 901.577.2343
Direct Fax: 901.577.4234
E-Mail Address: rmattern@bakerdonelson.com

May 7, 2007

Elaine Wolff, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561 100 F Street, NE
Washington, DC 20549

Re:           KMA Global Solutions International, Inc.                                                Via EDGAR
Registration Statement on Form SB-2
Filed March 12, 2007
File No. 333-141214

Dear Ms. Wolff:

This letter responds to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter, dated March 28, 2007 (the “Letter”), to Jeffrey D. Reid with respect to the above-referenced filing of KMA Global Solutions International, Inc. (the “Company”).

The following discussion summarizes the manner in which the Company has revised the Form SB-2 in response to the Commission’s Letter. The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter and page numbers refer to pages in the Amendment No. 1 to the Form SB-2 (the “Amendment”).

1.
Regulation S Disclosure. Disclosure on page 44 of the Amendment relating to the Company’s reliance on Regulation S has been revised to disclose that each of the Selling Stockholders representationed and warranted to the Company that each of the Selling Stockholders is (1) an "accredited investor" as that term is defined in Rule 501(a)(3) of Regulation D; and (2) not a U.S. Person as defined in Rule 402 of Regulation S.

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C. •	BEIJING, CHINA

Representative Office,
BDBC International, LLC

Elaine Wolff, Branch Chief
May 7, 2007

2.	Issuance of Shares.

a.	The disclosure regarding the Selling Stockholders’ warrant has been revised from “will receive warrants” to “received warrants”. See revised disclosure on page 44 of the Amendment.

b.
Similarly, the disclosure regarding Incendia Management Group Inc.’s fee has been revised from “will receive…” to “received a fee of 1,000,000 shares of our common stock and warrants to acquire 1,000,000 shares of our common stock at an exercise price of $0.20 per share.” See revised disclosure on page 44 of the Amendment.

c.
The 2,200,000 shares issuable to the Selling Stockholders “[w]ithin five trading days of an Event of Default” have been removed from the registration statement. See revised Calculation of Registration Fee section located on the second page of the cover page to the Amendment. The Company will register these securities if and when the Company issues these shares.

In addition to the Staff’s proposed revisions, please note that the Company has revised the disclosure under the Section entitled “Management’s Discussion and Analysis” and added the Company’s audited financial statements for the fiscal year ended January 31, 2007 in accordance with Item 310(g) of Regulation S-B.

If you have any questions or require additional information, please feel free to contact me at the number above.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, P.C.

/s/ Richard F. Mattern

Richard F. Mattern

cc: Jennifer Gowetski
  Jeffrey D. Reid
  Gary M. Brown, Esq.